Exhibit 99.3





March 12, 1998


Direct Merchants Credit Card Bank, N.A. and
Metris Receivables, Inc.
Attn: Senior Vice President, Chief Financial Officer
600 South Highway 169
Suite 1800
St. Louis Park, Minnesota  55426

Moody's Investors Services
Attn: Compliance Department
99 Church Street
New York, New York  10007

Standard & Poor's Ratings Group
Attn: Compliance Department
25 Broadway
New York, New York  10004-1064

Chase Manhattan Bank, as Agent
c/o Chase Securities, Inc.
Attn: David Christopher
10 South LaSalle Street
Suite 2300
Chicago, Illinois  60603-1097

Bank of New York (Delaware)
Attn: Cheryl Laser
101 Barclay Street
New York, New York  10286

Ladies and Gentlemen:

We have performed the procedures enumerated below, which were agreed to by the addressees, to the servicing records of Direct Merchants Credit Card Bank, N.A. (DMCCB or the Servicer), a wholly owned subsidiary of Metris Companies, Inc. (Metris) for the period from December 28, 1996 to December 31, 1997 (the Period) solely to assist you in evaluating the Servicer's compliance with the requirements of Section 3.6(a) and Section
3.6 (b) of the Pooling and Servicing Agreement dated as of May 26, 1995, as amended September 16, 1996, (the Agreement) among Metris Receivables, Inc., as Transferor; Direct Merchants Credit Card Bank, N.A., as Servicer; and the Bank of New York (Delaware), as Trustee, on behalf of Certificateholders of the Metris Master Trust (the Master Trust). This agreed-upon procedures engagement was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. Capitalized terms used herein without definition will have meanings ascribed to them in the Pooling and Servicing Agreement.

Unless otherwise indicated, the following conventions have been adopted in presenting our procedures and findings:

   The term "compared" means compared to and found to be in agreement with, unless otherwise noted. Such compared amounts and percentages are deemed to be in agreement if differences are attributable to rounding or if differences are less than $1,000.

   The term "recomputed" means calculated and found the amount so calculated to be in agreement with, unless otherwise noted. Such recomputed amounts and percentages are deemed to be in agreement if differences are attributable to rounding or if differences are less than $1,000.

We have performed the following procedures:

Section 3.6 (a)

1. For five haphazardly selected days (the Five Days) within the Period, we obtained the Daily Report and compared sales, cash advances, payments, interest income, charge-offs, miscellaneous charges and adjustments amounts set forth on the Daily Report with corresponding amounts set forth in the Servicer's accounts receivable reports and recomputed the mathematical accuracy of the amounts and percentages within the Daily Report.

2. For the Five Days, we compared the cash transfers indicated on the Daily Reports to entries on the relevant Master Trust bank statements.

3. For three haphazardly selected fiscal month ends (the Three Months) in the Period, we compared the aggregate customer balances in the "30-59 day delinquent" and "90-119 day delinquent" categories as reflected on the monthly Settlement Statements for the Three Months to the corresponding amounts set forth in the Servicer's accounts receivable aging reports for such month ends.

4.   For five haphazardly selected weekly periods (the Five
     Weeks), we compared beginning and end of week total receivables balances on the Servicer's accounts receivable reports with the corresponding balances on the corresponding Daily Reports and recomputed each Daily Report's beginning and ending Principal Receivables balances and Finance Charge Receivables balances, based on the information contained in such Daily Reports, for each of the days within the Five Weeks.

5. For the Five Days, we recomputed the daily allocation of Principal and Finance Charge Collections to each series issued under the Agreement based upon information appearing on the Daily Report.

6. For one monthly Settlement Statement in the period, we compared the amounts and percentages appearing therein to the information appearing in the corresponding Daily Reports or the reports which are the source of such amounts and percentages or recomputed such percentages to the extent they were derived from such information.

Section 3.6 (b)

7. For the March, June, September, and December 1997 monthly Settlement Statements (the Settlement Statements), we compared amounts and percentages appearing therein to the information appearing in the corresponding Daily Reports or other reports which are the source of such amounts and percentages or recomputed such percentages to the extent they were derived from such information.


We noted no exceptions during the performance of the agreed upon procedures as stated above.

                            * * * * *

Management of Metris Receivables, Inc. has represented to us that the Daily and Monthly Reports provided to us are the same as those provided to the Trustee.

We were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on the servicing records. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the use of the addressees and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.

/s/ KPMG Peat Marwick LLP